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                                                                       EXHIBIT 3

                           [JUSTIN LOGO APPEARS HERE]              June 27, 2000


Dear Shareholder:

  I am pleased to inform you that Justin Industries, Inc. has entered into a merger agreement with Berkshire Hathaway Inc. pursuant to which a wholly-owned subsidiary of Berkshire Hathaway has commenced a tender offer to purchase all the outstanding shares of Justin's common stock for $22 per share in cash. The tender offer is conditioned upon, among other things, a minimum of 67% of Justin's shares outstanding on a fully diluted basis being tendered and not withdrawn. The tender offer will be followed by a merger in which each share of Justin's common stock not purchased in the tender offer will be converted into the right to receive $22 per share in cash.

  YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE BERKSHIRE HATHAWAY OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF JUSTIN'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT JUSTIN'S SHAREHOLDERS ACCEPT THE BERKSHIRE HATHAWAY OFFER AND TENDER THEIR SHARES OF JUSTIN'S COMMON STOCK PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Justin's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by the holders of Justin's common stock pursuant to the tender offer and merger agreement with Berkshire Hathaway was fair from a financial point of view to Justin's shareholders. A copy of DLJ's written opinion, which sets forth the assumptions made, procedures followed and matters considered by DLJ in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

  Mr. John S. Justin, Jr. and two trusts that he controls, who collectively own approximately 19.8% of Justin's outstanding common stock, have agreed to tender all their shares of common stock in the tender offer.

  Enclosed are the Berkshire Hathaway Offer to Purchase, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. I urge you to consider this information carefully.

                                          Best regards,


                                          /s/ JOHN V. ROACH

                                          John V. Roach
                                          Chairman of the Board